SK Growth Opportunities Corporation

228 Park Avenue S #96693

New York, NY 10003

June 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SK Growth Opportunities Corporation

Registration Statement on Form S-1

File No. 333-265135

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SK Growth Opportunities Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 16, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Tamar Donikyan, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3421, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Richard Chin
Richard Chin
Chief Executive Officer